Exhibit 99.1

European Update: Spectrum Cannabis enters UK & Poland

High-quality medical cannabis available today in Polish pharmacies; UK presence positions Spectrum to lead in a key emerging market.

SMITHS FALLS, CANADA, OXFORD, UK, TORUŃ, POLAND, Jan. 21, 2019 /CNW/ - Canopy Growth Corporation (TSX: WEED) (NYSE: CGC) ("Canopy Growth" or the "Company") is pleased to update key European progress in the UK and Poland where its medically-focused business Spectrum Cannabis continues to build a sophisticated, pan-European cannabis production and distribution network serving the needs of physicians and their patients throughout the continent.

United Kingdom
In the United Kingdom the Company has formed Spectrum Biomedical UK, a new company focused on providing access to cannabis-based medicinal products to UK patients with severe unmet clinical need.

Spectrum Biomedical UK was formed as a joint venture between Canada's Canopy Growth and Oxford-based research-company Beckley Canopy Therapeutics to address a groundswell of patient need for high quality, standardised cannabis-based medicinal products in the UK. Under the British government's new classification, which took effect November 1, specialist doctors in the UK can prescribe cannabis-based medicines to patients managing a wide range of symptoms - from chronic pain, chemotherapy-induced nausea and vomiting, to muscle spasticity for those with multiple sclerosis.

Following the launch, Spectrum Biomedical UK now has the opportunity to introduce Spectrum Cannabis medicinal cannabis products to UK patient groups and doctors. Spectrum UK will also engage in physician education to ensure doctors are exposed to the deep breadth of research showing the therapeutic benefits of cannabis. The combination of these actions will help build capacity within the UK's healthcare sector, providing patients reliable access to Spectrum Cannabis products and information physicians can use to support them in their practice.

"There is significant real-world and clinical evidence supporting the safety and effectiveness of cannabis-based medicinal products. However, due to the current regulations and lack of education about medicinal cannabis among clinicians in the UK, there remain considerable obstacles to patient access. Spectrum UK has the expertise and ambition to simplify the UK medicinal cannabis landscape and ensure access to cannabis-based medicinal products for patients with great clinical unmet need," said Dr. Mark Ware, Chief Medical Officer, Canopy Growth.

Poland
In addition to expanding its medicinal cannabis operations in the UK, Canopy Growth's Toruń-based team, Spectrum Cannabis Polska, successfully completed its first import of medical cannabis after completing a rigorous regulatory approval process to have the product assessed and approved for sale.

In last week's import, Spectrum Cannabis Polska received its high-THC whole flower product, Red No. 2. "This shipment is an important first step in a new European market towards building our pan-European operations," says Dr. Pierre Debs, Managing Director, Canopy Growth Europe. "We continue to follow our overall plan of self-sufficiency in Europe to be able to best provide individuals with high-quality medical cannabis."

Spectrum Cannabis Polska is a new entity and the fifth of its kind for the Company in European markets. According to the Polish Pharmaceutical Chamber, which represents about 15,000 pharmacies in Poland, it is estimated that up to 300,000 patients could qualify for medical cannabis treatment. The Company is committed to transforming healthcare in Europe by providing better access to medical cannabis treatments that have the potential to improve the lives of millions of patients.

Spectrum Cannabis: Medical Cannabis. Simplified.

About Spectrum Cannabis
Spectrum Cannabis, a wholly-owned subsidiary of Canopy Growth, is dedicated to simplifying medical cannabis for patients and healthcare practitioners. Spectrum Cannabis is an international medical business which interfaces with healthcare professionals and patients around the world. Founded in Canada, Spectrum Cannabis operates in Australia, South America, Africa and across Europe. Spectrum Cannabis products are available in a wide range of potencies and formats designed to simplify the dialogue around strength and dosage by applying a colour-coded Spectrum to categorize medical cannabis according to THC and CBD levels. Its product lineup includes whole flower cannabis, oils and new innovations such as Softgels. Through product simplification, easy dosing formats, and ongoing education of healthcare professionals, Spectrum is committed to improving the lives of medical cannabis patients around the globe.

About Canopy Growth Corporation
Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. Canopy Growth offers medically approved vaporizers through the Company's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in over a dozen countries across five continents.

The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its wholly owned subsidiary, Canopy Health Innovations ("Canopy Health"), has devoted millions of dollars toward cutting edge, commercializable research and IP development. Canopy Growth works with the Beckley Foundation and has launched Beckley Canopy Therapeutics to research and develop clinically validated cannabis-based medicines, with a strong focus on intellectual property protection. Canopy Growth acquired assets of leading hemp research company, ebbu, Inc. ("ebbu"). Intellectual Property ("IP") and R&D advancements achieved by ebbu's team apply directly to Canopy Growth's hemp and THC-rich cannabis genetic breeding program and its cannabis-infused beverage capabilities. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, Battelle, the world's largest nonprofit research and development organization, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.3 million square feet of production capacity, including over 500,000 square feet of GMP certified production space. The Company operates Tweed retail stores in Newfoundland and Manitoba and has entered into supply agreements with every Canadian province and territory. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to the Company's international operations in Poland and the UK.

Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company's ability to satisfy provincial sales contracts or provinces purchasing all cannabis allocated to them, and such risks contained in the Company's annual information form dated June 27, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

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SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Caitlin O'hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ex 122; Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 07:00e 21-JAN-19